JONES DAY

SILICON VALLEY OFFICE • 1755 EMBARCADERO ROAD • PALO ALTO, CALIFORNIA 94303

TELEPHONE: +1.650.739.3939 • FACSIMILE: +1.650.739.3900

August 21, 2018

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Amy Geddes and Lyn Shenk Office of Transportation and Leisure

Re:	Guangshen Railway Company Limited Form 20-F for the Year Ended December 31, 2017 Filed April 26, 2018 File No. 001-14362

Dear Ms. Geddes and Mr. Shenk:

I am writing on behalf of Guangshen Railway Company Limited, a foreign private issuer (the “Company”). I hereby acknowledge receipt of the letter dated June 26, 2018 (the “Comment Letter”) containing comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the filing referenced above. Per my conversations with Geddes at the Commission on August 14, 2018 (the “Requesting Date”), the Commission requests that the Company respond to the Staff’s comments within ten (10) business days of the Requesting Date or advise the Staff when the Company will respond.

The Company would like to request for an extension of ten (10) additional business days to respond to the Comment Letter so that it can devote appropriate time and resources to consider and respond to the Staff’s comments. On behalf of the Company, I respectfully request an extension until September 12, 2018 to provide responses to the Comment Letter.

ALKHOBAR • AMSTERDAM • ATLANTA • BEIJING • BOSTON • BRISBANE • BRUSSELS • CHICAGO • CLEVELAND • COLUMBUS • DALLAS

DETROIT • DUBAI • DÜSSELDORF • FRANKFURT • HONG KONG • HOUSTON • IRVINE • LONDON • LOS ANGELES • MADRID • MELBOURNE

MEXICO CITY • MIAMI • MILAN • MINNEAPOLIS • MOSCOW • MUNICH • NEW YORK • PARIS • PERTH • PITTSBURGH • RIYADH

SAN DIEGO • SAN FRANCISCO • SÃO PAULO • SHANGHAI • SILICON VALLEY • SINGAPORE • SYDNEY • TAIPEI • TOKYO • WASHINGTON

JONES DAY

Securities and Exchange Commission

August 21, 2018

If you have any questions regarding this matter, please do not hesitate to contact me at (650)687-4190 (office) or (650)391-3709 (cell) or by email at aseem@jonesday.com.

Very truly yours,

/s/ Alan Seem

Alan Seem

Cc: Guo Xiang Dong